UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 144

 NOTICE OF PROPOSED SALE OF SECURITIES
 PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

 ATTENTION:
 Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
 __________________________________________________________________

1(a)NAME OF ISSUER (Please type or print)
 Habersham Bancorp, Inc.


1(b)IRS IDENT. NO.
 58-1563165


1(c)S.E.C. FILE NO.
 0-13153


1(d)ADDRESS OF ISSUER  STREET  CITY    STATE   ZIP CODE
 Highway 441 N.  PO Box 1980   Cornelia  GA    30531

1(e)TELEPHONE
 706-778-1000

2(a)NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
 Bonnie Bowling

2(b)IRS IDENT. NO.


2(c)RELATIONSHIP TO ISSUER
 Officer

2(d)ADDRESS   STREET        CITY,    STATE  ZIP CODE
 7979 HWY 52 East       Murrayville   GA    30564
____________________________________________________________________
 INSTRUCTION: The person filing this notice should contact
 the issuer to obtain the  I.R.S. identification Number
 and the S.E.C. File Number.
_____________________________________________________________________

3(a)Title of the Class of Securities To Be Sold
 Common

3(b)Name and Address of Each Broker Through whom the Securities
    Are To Be Offered or Each Market Maker who Is
    Acquiring the Securities

 Edward D. Jones & Co.
 700 Maryville Centre Drive
 St. Louis, MO 63141

SEC USE ONLY
Broker - Dealer File Number


3(c)Number of Shares Other units To Be Sold (See instr.3(c))
 4,000

 (d)Aggregate Market Value (See instr.3(d))
 $ 96,000

 (e)Number of Shares or Other Units Outstanding (See instr.3(e))
 2,945,240

 (f)Approximate Date of Sale (See instr.3(f))
 8/11/2006

 (g)Name of Each Securities Exchange(See instr. 3(g))
 OTC
_____________________________________________________________________
 INSTRUCTIONS:
 1(a)Name of issuer
  (b)Issuer's I.R.S. Identification Number
  (c)Issuer's S.E.C. file number, if any
  (d)Issuer's address, including zip code
  (e)Issuer's telephone number including area code

 2(a)Name of person for whose account the securities are to
     be sold
  (b)Such person's I.R.S. identification number, if such a person is an entity
  (c)Such person's relationship to the issuer (e.g., officer, director, 10% stockholder or member of immediate family of any of the foregoing)
  (d)Such person's address, including zip code
 3(a)Title of the class of securities to be sold
  (b)Name and address of each broker through whom the securities are intended to be sold
  (c)Number of shares or other units to be sold (if, debt securities, give the aggregate face amount)
  (d)Aggregate market value of the securities to be sold as of a specified date within 10 days are to be sold prior to the filing of this notice
  (e)Number of shares or other units of the class such person is an entity outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f)Approximate date on which the securities are to be sold
  (g)Name of each securities exchange, if any, on which the securities are intended to be sold

_____________________________________________________________________
TABLE I; SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

_____________________________________________________________________


Title of the Class
 Common

Date you Acquired
 7/11/2006

Nature of Acquisition Transaction (if gift, also give date donor acquired)
 Stock Option Exercise

Name of Person from Whom Acquired
 Habersham Bancorp

Amount of Securities Acquired
 4,000

Date of Payment
 8/11/2006

Nature of Payment
 Check
_____________________________________________________________________

INSTRUCTIONS:

1.If the securities were purchased and full payment therefor was no made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

_____________________________________________________________________
TABLE II; SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

_____________________________________________________________________



 Name and Address      Title of     Date of    Amount of        Gross
 of Seller             Securities   Sale       Securities    Proceeds
                       Sold                    Sold
 _________________     __________   ________   _________    _________
 None
_____________________________________________________________________


REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


  08/11/2006         /s/  Bonnie Bowling
________________   ______________________________________________
DATE OF NOTICE      (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)